Exhibit 1.3

Management’s Discussion and Analysis
For the Year Ended December 31, 2009

Management’s Discussion and Analysis

Table of Contents

Special Note Regarding Forward Looking Statements	1
Cautionary Note to U.S. Investors	1
General	2
Overview	2
Las Cristinas	2
Liquidity and Capital Resources	3
Financial Results	3
Legal Matters	3
Las Cristinas Permit	3
Subsequent Event	4
Noteholders’ Action	4
Proposed Class Action	5
Claim by an Individual	5
Claims by Former Employees	5
Selected Annual Information	6
Summary of Quarterly Results (Unaudited)	7
Results of Operations	8
Discontinued Operations – El Callao	10
Cash and Cash Equivalents	10
Cash Used in Operating Activities	11
Investing Activities	11
Financing Activities	11
Liquidity and Capital Resources	11
Contractual Obligations and Commitments	12
Off-Balance Sheet Arrangements	13
Related Party and Other Transactions	13
Fourth Quarter Results	13
Critical Accounting Estimates and Uncertainties	14
Changes in Accounting Policies	16
Future Accounting Pronouncements	16

Management’s Discussion and Analysis

Outstanding Share Data	17
Disclosure Controls and Internal Control over Financial Reporting	18
U.S. GAAP Results Pertaining to Las Cristinas	19
Risk Factors	19
Risks Associated with Operating in Developing Countries	19
Risks Specific to Operations in Venezuela	20
General Risk Factors	22

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See “Risk Factors” section of this MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

The terms "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

General

This Management Discussion and Analysis (“MD&A”) of Crystallex International Corporation (“Crystallex” or the “Company”) provides an analysis of the Company’s audited consolidated financial statements and the related notes as at and for the year ended December 31, 2009. This MD&A should be read in conjunction with those audited consolidated financial statements.

The Company prepares its consolidated financial statements in United States (“U.S.”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The accounting policies have been consistently followed in preparation of these consolidated financial statements except that the Company has adopted the CICA standards outlined in the new changes in accounting policies section below, effective for the Company’s first quarter commencing January 1, 2009.

All monetary figures in this MD&A are expressed in U.S. dollars unless otherwise specified.

This MD&A was prepared on March 31, 2010 and the Company’s public filings, including its most recent Financial Statements and Annual Information Form, can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.crystallex.com.

Overview

Crystallex is a Canadian based company engaged in the development of the Las Cristinas gold property located in Venezuela. Its common shares are traded on both the Toronto Stock Exchange (symbol: KRY) and the NYSE Amex Exchange (symbol: KRY).

Las Cristinas

  The Company’s principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela. The Company’s interest in the Las Cristinas concessions is derived from a Mine Operating Contract (the “MOC”) with the Corporacion Venezolana de Guayana (the “CVG”) which grants Crystallex exclusive rights to develop and mine the gold deposits on the Las Cristinas property.
  The Company has not received a response from the Minister of Environment and Natural Resources (“MinAmb”) to its June 16, 2008 appeal of the Director General of the Administrative Office of Permits at MinAmb denying its request for the Authorization to Affect Natural resources (the “Permit”) for the Las Cristinas project.
  The Company remains compliant with the MOC in order to protect the option of proceeding to international arbitration and retains control of the Las Cristinas property site. All community infrastructure projects as required under the MOC have been completed.
  Despite continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, the Company recorded a non-cash write down to the carrying value of the Company’s interest in Las Cristinas of $297,069 as required under Canadian GAAP based on certain potential impairment tests including, but not limited to, the permitting delays. Such non-cash impairment charge has been taken to comply with accounting requirements and does not reflect the Company’s continuing strong belief in the project, its commercial prospects and the likelihood of the receipt of the Permit.
  The Company will consider its options under International Financial Reporting Standards, when adopted in 2011, to reverse the impairment charge and restore the carrying value of the Company’s interest in Las Cristinas to its original amount, if receipt of the Permit or other circumstances warrants a reversal of this impairment charge. Meanwhile the Company continues to pursue the Permit and the development of Las Cristinas with all appropriate measures, including continued compliance with its obligations under the MOC.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Liquidity and Capital Resources

•	Cash and cash equivalents at December 31, 2009 were $6.9 million.
•	The Company forecasts that it will have sufficient cash to fund its operations through the second quarter of 2010, but will not be sufficient to cover the Company’s obligations over the next twelve months (see “Liquidity and Capital Resources” section).

Financial Results

•	Losses from continuing operations were $311.9 million ($(1.06) per share) and $21.8 million ($(0.07) per share) for 2009 and 2008, respectively.
•	Losses from discontinued operations at El Callao were $2.0 million and $3.9 million for 2009 and 2008, respectively.
•	Losses from operations were $313.9 million ($(1.07) per share) and $25.7 million ($(0.09) per share) for 2009 and 2008, respectively.

Legal Matters

•	On December 16, 2009 the Ontario Superior Court dismissed all of the claims by certain holders (the “Noteholders”) of the Company's 9.375% aggregate principal amount of $100 million notes (the “Notes”) against Crystallex and ordered the Noteholders to pay Crystallex costs. In detailed reasons the court held that Crystallex acted reasonably and in accordance with its obligations to the Noteholders. The Noteholders have filed an appeal which is scheduled to be heard on April 26, 2010.
•	The Company and certain officers and/or directors have been named as defendants in a proposed class action lawsuit commenced in the United States District Court of the Southern District of New York. Crystallex believes that the complaint is without merit and will vigorously defend itself against this action. Crystallex has filed a motion to dismiss the class action complaint.

Las Cristinas Permit

On September 17, 2002, Crystallex entered into the non-assignable MOC with the CVG, acting under the authority of the Ministry of Energy and Mines of Venezuela, under which Crystallex was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 concessions including the processing of gold for its subsequent commercialization and sale.

In May 2007, the CVG was formally notified by MinAmb that all requirements had been fulfilled for the issuance of the Permit which is required to commence construction of the mine; however, the Permit was not issued. In April, 2008, the Director General of the Administrative Office of Permits at MinAmb issued a letter to the CVG denying its request for the Permit for the Las Cristinas project. In May 2008, the Company filed a challenge to this denial. This challenge was denied by the Director General on May 30, 2008 and the Company was advised by the Director General to appeal directly to the Minister of MinAmb.

On June 16, 2008 the Company filed an appeal (the “Appeal”) with the Minister of MinAmb. The Company has not received a response to this Appeal. The Minister of MinAmb is obligated to issue a decision on this Appeal; however, if no decision is issued within 90 business days of submitting the Appeal (by October 30, 2008), Venezuelan law allows the Company to elect to deem the Appeal as being denied in order to avail itself of additional legal avenues in Venezuela. Although the deadline for the Minister’s response has passed, the Company has yet not invoked this right.

In August, 2008, the Company, at the request of the Vice-Minister of MinAmb, filed a report that dealt with modifications to the project, which were accepted by the Vice-Minister. The Vice Minister of MinAmb issued an official letter which indicated that the modifications complied with government guidelines on environmental and social matters and were technically viable. The letter further noted that the foregoing should be considered by the Minister of MinAmb in rendering her decision on the Permit.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

The Company has continued to receive express and implicit confirmation of its rights and the acceptability of its performance from Venezuelan officials with whom it interacts. These confirmations have at times been contradicted by public statements made by senior government officials suggesting that the Company will either not obtain the Permit or will lose control of Las Cristinas. The Company has not received any official notification from any government entity concerning changes to the control of Las Cristinas or to the effectiveness of the MOC.

The Company is taking the necessary steps to protect its shareholder and stakeholder rights, including preserving its rights to pursue legal avenues both inside and outside of Venezuela. In November 2008, the Company delivered a letter to the Government of the Republic of Venezuela notifying it of the existence of a dispute between the Company and the Bolivarian Republic of Venezuela under the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the “Treaty”). Following delivery of the notification letter, the Treaty allows for a six month amicable period to settle disputes prior to submitting a dispute to arbitration. This six month amicable period elapsed at the end of May 2009; accordingly, the Company now has the option of submitting its dispute to international arbitration under the terms of the Treaty. The Company is presently in discussions regarding potential transactions and partnerships that, if successful, should facilitate the successful advancement of the Las Cristinas project. In the absence of a successful transaction or a settlement with the Government of Venezuela, the Company is prepared to file for international arbitration.

The Company remains in full control of the Las Cristinas property and has not been advised by any Venezuelan authority of any changes to its rights under the MOC. Additionally, the Company has been advised that by remaining in full compliance with the MOC while it continues to seek a resolution on Las Cristinas the Company will preserve the option of maximizing stakeholder value through alternative transactions and partnerships without impairing its ability to avail itself of international arbitration in the alternative. Accordingly, the Company has determined that, to date, it is in the best interest of all stakeholders to remain compliant with the MOC and incur the consequent expenditures.

Reference is made to the write down of the carrying value of the Company’s interest in Las Cristinas and the related future income tax recovery under “Results of Operations”.

Subsequent Event

Subsequent to the year ended December 31, 2009, the Company received a $2,500 loan from a potential strategic investor. This convertible loan bears interest at 6% and is repayable on June 30, 2010 with an extension up to November 30, 2010 as determined by the lender. Subject to regulatory approval, the lender has the right exercisable for a period from May 31, 2010 to November 30, 2010 to cause the conversion of any amount of the unpaid balance of this loan into common shares of Crystallex at a price per common share equal to the greater of Cdn$0.20 and 95% of the 5 day volume weighted average trading price on the Toronto Stock Exchange of the common shares ending on the date of conversion.

Noteholders’ Action

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the Noteholders. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there has been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase.

A Project Change of Control is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.

On December 16, 2009 the Ontario Superior Court of Justice dismissed all of the Noteholders’ claims against Crystallex and ordered the Noteholders to pay Crystallex costs. With regards to the reasonableness of the actions of the Crystallex Directors, Justice Newbould stated in his December 16, 2009 decision:

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

“In any event, I am satisfied that the directors of Crystallex have acted in good faith, that their actions and decision have been reasonable and made on an informed basis and, where appropriate, after taking professional advice…….Crystallex submits, and I accept, that the directors have balanced various risks at every stage. Over the course of the litigation, the landscape has shifted and the directors have been required to reassess the situation on numerous occasions. They have done so by informing themselves, obtaining appropriate advice, balancing the risks associated with courses of action and choosing from a spectrum of reasonable alternatives. The directors received legal advice on their duties to the Noteholders in light of requests made on behalf of the Noteholders. The directors considered the interests of both the Noteholders and the shareholders, including those shareholders who have invested in a new financing after the issuance of the Notes. The directors were advised and considered the fact that it (sic) could not let the threat of a Noteholder lawsuit influence their judgment about what was in the best interests of the corporation. All of this was appropriate and reasonable.”

The Noteholders have filed an appeal which is scheduled to be heard on April 26, 2010. Although Crystallex is of the opinion that the court’s decision will be upheld, there can be no assurance that the appeal will be resolved in favour of the Company and an unfavourable outcome of this appeal may have a material adverse impact on the Company’s financial condition.

Proposed Class Action

The Company and certain officers and directors have been named as defendants (the “defendants”) in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit are described as investors who acquired the Company’s common shares during the period from March 27, 2006 to April 30, 2008, inclusive (the Proposed Class Period). The complaint alleges that the defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company. The complaint asserts that the defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied. The proposed class action seeks compensatory damages plus costs and fees, alleging violations of Section 10(b) of the United States Securities Exchange Act of 1934 as amended (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the defendants, and a violation of Section 20A of the Exchange Act by one of the individual defendants.

In a court order dated April 7, 2009, the lead plaintiffs were appointed and, on June 12, 2009, they filed an amended complaint. The defendants filed a motion to dismiss on August 14, 2009. The lead plaintiffs filed an opposition to the motion to dismiss on September 11, 2009 and the defendants filed a reply thereto on September 29, 2009. The defendants also filed the December 16, 2009 decision of the Ontario Superior Court.

Crystallex believes that the complaint is without merit and intends to vigorously defend itself against the action. However, because the action is in its preliminary stages, the Company cannot provide assurances as to the outcome of the action, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued.

Claim by an Individual

On May 23, 2006, the Company and certain directors and officers were served with a statement of claim by an individual alleging misrepresentation, conspiracy and breach of contract, and claiming damages of approximately Cdn$1.75 million. The Company has filed its statement of defence and believes that there is little likelihood of any ultimate liability. However, as the outcome of this matter cannot be determined at this time, the Company has made no provision for this contingency as at December 31, 2009.

Claims by Former Employees

The Company’s subsidiaries in Venezuela have been served with statements of claims from several former employees for additional severance and health related issues for an aggregate claim of approximately $980. The Company believes these claims are without merit and plans to vigorously defend against them. However, as the outcome of these claims cannot be determined at this time, the Company has made no provision for these contingencies as at December 31, 2009.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Selected Annual Information

	2009	2008	2007
Financial results ($000, except per share)
Loss from continuing operations	(311,924)	(21,807)	(22,230)
Loss from discontinued operations	(1,975)	(3,913)	(8,221)
Net loss	(313,899)	(25,720)	(30,451)
Loss per share from continuing operations – Basic and diluted	(1.06)	(0.07)	(0.09)
Loss per share – Basic and diluted	(1.07)	(0.09)	(0.12)
Weighted average shares – Basic and diluted (millions)	294.8	291.0	256.7
Cash used in operating activities	(19,574)	(22,648)	(29,393)
Investing activities
Expenditures on Las Cristinas	(15,079)	(28,224)	(26,893)
Proceeds from sale of equipment	12,361	6,039	-
Financing activities	(3,794)	64,326	51,320
Cash and cash equivalents	6,897	34,520	16,065
Total assets	58,128	382,464	339,240
Outstanding debt	90,639	86,746	83,291
Shareholders’ equity	(44,708)	267,796	228,407
  Loss from continuing operations was $290.1 million higher in 2009 compared to 2008 due to a $297.1 million non-cash write down on the carrying value of the Company’s interest in Las Cristinas; loss on sale/write down of equipment of $8.3 million in 2009 compared to a gain of $1.8 million in 2008; an increase of $2.0 million in litigation costs in 2009 relating to the Noteholders’ action; a reduction in 2009 in foreign currency exchange gain of $1.3 million; offset by a future income tax recovery of $17.5 million; a 28% reduction, or $3.7 million, in general and administrative expenses in 2009.
  Loss from continuing operations was slightly lower in 2008 than 2007 due to a 39% reduction of general and administrative expenses of $8.4 million, a gain on sale of equipment of $1.8 million offset by a reduction in foreign exchange gain of $9 million mostly relating to the foreign exchange translation of future income tax liability.
  Loss from discontinued operations relate to the gold mining operations at El Callao. As at September 30, 2008, the Company ceased mining operations at El Callao due to the handover of the Revemin mill to the State of Venezuela on October 1, 2008.
  Cash flow used in operating activities from continuing operations declined in 2009 and 2008 due mostly to the reduction in general and administrative expenses.
  In 2009, the Company reduced expenditures at Las Cristinas by $13.1 million, due to the lack of the Permit. The Company continued expenditures in 2009 as required under the MOC. Expenditures on Las Cristinas increased by $1.3 million in 2008 compared to 2007 as the Company increased construction activities to meet and complete its social commitments under the MOC.
  The Company completed a public offering in 2008 for net proceeds of $64.1 million and in 2007 also completed a public offering for net proceeds of $50.7 million. There were no financings in 2009 other than $0.9 million promissory note advance received on equipment which was sold at auction in March 2010.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Summary of Quarterly Results (Unaudited)

$,000 except per share	2009
	Q4	Q3	Q2	Q1
Loss income from continuing operations	(281,286)	(19,741)	(6,063)	(4,834)
Loss from discontinued operations	(537)	(377)	(687)	(374)
Net loss	(281,823)	(20,118)	(6,750)	(5,208)
Write down of Las Cristinas	(297,069)	-	-	-
Future income tax recovery	(17,459)	-	-	-
Unrealized gain (loss) on translation of future income taxes included in loss from continuing operations	1,659	(3,298)	679	2,209
(Loss) gain on write down of equipment sold and held for sale included in loss from continuing operations	1,968	(10,263)	-	-
Loss per share from continuing operations – Basic and diluted	(0.95)	(0.07)	(0.02)	(0.02)
Loss per share – Basic and diluted	(0.96)	(0.07)	(0.02)	(0.02)

$,000 except per share	2008
	Q4	Q3	Q2	Q1
(Loss) income from continuing operations	3,457	(1,613)	(10,210)	(13,441)
(Loss) income from discontinued operations	(407)	(5,960)	215	2,239
Net (loss) income	3,050	(7,573)	(9,995)	(11,202)
Unrealized (loss) gain on translation of future income taxes included in (loss) income from continuing operations	4,212	6,504	(3,769)	(6,139)
Loss per share from continuing operations – Basic and diluted	(0.01)	(0.01)	(0.03)	(0.05)
Loss per share – Basic and diluted	(0.01)	(0.03)	(0.03)	(0.04)
  The results of operations in the four quarters of 2009 substantiate a general decline in losses from the first quarter to the fourth quarter after adjusting for the write down on Las Cristinas, the loss/write down on equipment and unrealized gain/loss on translation of future income tax liability.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

  The El Callao mining activities ceased as at September 30, 2008. The Company continues to incur minor expenditures for maintaining an office at El Callao to oversee the closure plans for past mining activities. The Company has transferred the Tomi and La Victoria mining concessions to Minerven, a Venezuelan state controlled mining company, and is currently evaluating its reclamation obligations. The Company incurs expenses related to maintaining a small team to oversee the transfer of concessions and remediation of previous mining activities.

Results of Operations

Continuing operations

The Company recorded losses from continuing operations of $311.9 million ($(1.06) per share) in 2009 and $21.8 million ($(0.07) per share) in 2008. The increased loss of $290.1 million in 2009 is mainly due to the write down of Las Cristinas of $297.1 million, an increase in loss/write down on sale of equipment of $10.0 million, a $2.0 million increase in litigation costs, a reduction of $1.3 million in foreign currency exchange gain, offset by a future income tax recovery of $17.5 million and a reduction of $3.7 million in general and administrative expenses.

General and administrative expenses

General and administrative expenses decreased 28% from $13.0 million in 2008 to $9.3 million in 2009. This decline reflects continued reductions of expenditures as a result of reduced permitting related activities such as legal and advisory costs, salaries and benefits, travel and other administrative expenses.

Litigation expenses

Litigation costs were $2.3 million in 2009 compared to $0.4 million in 2008. These costs were incurred mainly due to the Noteholders’ action which commenced in December 2008. The Noteholders have appealed this decision and accordingly, the Company will incur further litigation costs relating to this appeal.

Interest on notes payable

Interest expense on the Notes was $13.3 million in 2009 and $12.8 million in 2008. These expense amounts include cash interest payments of $9.4 million on the Notes which bear interest at 9.375% per annum, payable semi-annually in January and July. Interest expense on the Notes also includes non-cash interest accretion of $3.9 million in 2009 and $3.5 million in 2008 as the notes payable originally contained both debt and equity components.

Foreign currency exchange gain

The Company recorded a foreign currency exchange gain of $0.9 million in 2009 compared to $2.1 million 2008.

The foreign currency exchange gain includes an unrealized foreign currency translation gain of $1.2 million in 2009 compared to an unrealized gain of $0.8 million in 2008 as a result of translation of future income tax liabilities in the Venezuelan Branch. The components of the Company’s future income tax balance include a future income tax estimate of 34% of the carrying value of costs incurred for the Las Cristinas asset recorded in the parent entity for accounting purposes which may not have deductibility for income tax purposes in the Venezuela Branch. It may be determined that the parent entity will be unable to utilize in Canada the benefits derived from any foreign tax credits generated in Venezuela as a result of the possible reduced Venezuelan tax base of the Las Cristinas asset. These foreign currency translation gains result from the translation into U.S. dollars at the end of the each reporting period of the Venezuelan-denominated future income tax liabilities that are recognized in connection with expenditures on the Las Cristinas asset. A strengthening of the BsF/USD at the parallel rate in one period relative to the previous period results in an unrealized foreign currency translation loss and vice versa.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Write down of Las Cristinas and future income tax recovery

The Company assessed the Las Cristinas Project for impairment based on the guidance in EIC 174 "Mining Exploration Costs" and AcG-11 "Enterprises in the Development Stage" and CICA Handbook Section 3063, “Impairment of Long-Lived Assets” and concluded that, despite its continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, a write down should be recorded in the current year based on certain impairment triggers noted including, but not limited to, the permitting delays described in Note 1. The Company determined that, among other things, the current uncertainty regarding the permit had a significant impact on management’s ability to estimate the future net cash flows associated with the Las Cristinas Project. Accordingly, the Company recorded a non-cash write down of $297,069 relating to all mineral property costs, including the deferred exploration and development expenditures, except the carrying value of the remaining mining equipment of $39,203 This write down of the Las Cristinas Project is based on accounting principles only, and thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law, and in particular in the context of any actions or claims that Crystallex may exercise pursuant to its rights under those legal systems. The non-cash write down of $297,069 resulted in the reversal of future income tax liabilities of $17,459 relating to temporary differences between book and tax values previously recorded.

The Company continues to pursue the issuance of the Permit in addition to exploring a variety of ways in which to enhance value for all stakeholders of the Company.

The write down of the Las Cristinas Project is a non-cash item based on the application of accounting principles only, and does not reflect the Company’s belief in the strength of the Company’s contract and related rights, and is taken thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law (including under the Treaty), and in particular in the context of any actions or claims that Crystallex may exercise pursuant to its rights under those legal systems. The Company will continue to pursue the Permit with all appropriate measures, continues to comply with the obligations of the MOC, and expects to prevail in due course.

The Company will be reporting under International Financial Reporting Standards (“IFRS”) effective January 1, 2011. Under IFRS an entity is required to assess at each reporting date any indication that a previously recognized impairment loss no longer exists or has decreased. If there is an indication, the entity is required to estimate the recoverable amount and determine whether an impairment reversal is appropriate. The Company will carefully asses the alternative accounting policies available under IFRS and will definitely consider a reversal of the write down of the carrying value of the Company’s interest in Las Cristinas and possibility restore the carrying value to its original value, based on the facts and circumstances at the time of adoption of IFRS, such as the receipt of the Permit.

The aggregate expenditures incurred, before write down, on the Las Cristinas Project by the Company to December 31, 2009 are summarized as follows:

	Cash	Non-cash	Total

Plant and equipment	$89,625	$-	$89,625
Exploration, development and related expenses	165,728	5,732	171,460
Property payment and finders’ fees	24,978	11,192	36,170
Future income taxes	-	37,277	37,277
Stock-based compensation	-	1,740	1,740
	$280,331	$55,941	$336,272

Loss/write down on sale of equipment

During 2009, the Company sold generic mining equipment in order to fund working capital requirements. As at December 31, 2009, the Company sold most of this group of equipment with a carrying value of $19.4 million for net proceeds of $12.4 million, which resulted in a loss on disposal of $7.1 million. Of these net proceeds, $4.7 million was set aside and restricted to pay the scheduled January 15, 2010 interest obligation on the Notes. The Company is in the process of selling the remaining generic mining equipment with a carrying value of $4.4 million for estimated net realizable value of $3.2 million and, accordingly, recorded a write down of $1.2 million. The Company received an advance of $0.9 million from the auctioneer who has been commissioned to sell most of this equipment. The Company issued to the auctioneer a demand promissory note for $0.9 million bearing interest at Bank of America, Australia, Bank Bill Buying semi-annual rate plus 4%, which is secured by the underlying equipment.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

In 2008 the Company sold generic mining equipment with a book value of $4.2 million for net proceeds of $6.0 million, resulting in a gain on disposal of $1.8 million.

Discontinued Operations – El Callao

At the end of September 2008, the Company ceased mining operations at El Callao due to the transfer of the Revemin Mill to the State of Venezuela on October 1, 2008.

The Company maintains a small team at El Callao oversee the transfer of concessions back to the State and remediation of previous mining activities. The loss from operations of $2.0 million in 2009 was the result of salaries, security, insurance, site studies and provision for value added taxes (“VAT”).

The Company has $1.1 million of accounts receivable and other assets the majority of which consists of value added taxes (“VAT”) refundable from the Venezuelan tax authorities. The Company is awaiting the results of the government assessment of this VAT.

The Company is in the process of completing reclamation studies for the Revemin mill and the Tomi and La Victoria mines. The Company has recorded an estimated liability for asset retirement obligations of $2.2 million relating to past milling and mining at these sites. The Company will commence reclamation when the studies have been completed and are approved by the State with an estimated start date in early 2011.

The cash flows and results of operations for the El Callao operations have been separately presented for 2009 and 2008.

Cash used in these discontinued operations were $1.6 million in 2009 and $1.0 million 2008.

Cash and Cash Equivalents

On December 31, 2009, the Company had cash and cash equivalents of $6.9 million compared to $34.5 million on December 31, 2008. The change in the cash and cash equivalents balance during the year ended December 31, 2009 is reconciled as follows ($ millions):

Cash and cash equivalents, December 31, 2008	$34.5

Cash used in operating activities	(19.6)
Capital expenditures – Las Cristinas	(15.1)
Proceeds from sale of equipment	12.4
Restricted cash to pay January 15, 2010 semi-annual interest on Notes payable	(4.7)
Proceeds from issuance of promissory note relating to cash advance for equipment held for sale	0.9
Cash used in discontinued operations	(1.6)
Effects of exchange rate fluctuations on cash	0.1
(27.6)

Cash and cash equivalents, December 31, 2009	$6.9

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Cash Used in Operating Activities

Cash used in operating activities from continuing operations was reduced by 14% in 2009 from $22.7 million in 2008 to $19.6 million in 2009.

Cash used in 2009 was largely attributable to corporate general and administrative expenses (net of non-cash stock-based compensation and warrants issued for advisory services) of $8.1 million, litigation expenses of $2.3 million and cash interest payments of $9.4 million.

The cash used in 2008 was largely attributable to corporate general and administrative expenses of $12.6 million, cash interest payments of $9.4 million, realized foreign exchange gain of $1.2 million, interest income of $0.6 million and working capital requirements of $2.6 million.

Investing Activities

Cash used for capital expenditures for the Las Cristinas project was $ 15.1 million in 2009, compared to $28.2 million in 2008.

The majority of the expenditures in 2009 represent ongoing costs for administering, securing and maintaining control over the Las Cristinas camp, storage costs for long lead time equipment stored outside of Venezuela, and the completion of construction activities related to the medical facility and sewage treatment plant as required under the MOC.

The Company has determined that it is in the best interest of all stakeholders to continue to incur the expenditures necessary to maintain control and ongoing obligations of running the Las Cristinas project in order to remain compliant with the MOC until the earlier of a satisfactory resolution of the Las Cristinas permitting matter through a number of ways, or until the Company has commenced international arbitration proceedings pursuant to the Treaty. The Company has been advised that non-compliance with the terms of the MOC may limit the Company’s options for a settlement of the dispute.

Subsequent to the recent sale of some mobile equipment, the Company has in storage mining and milling equipment, purchased originally in 2004 and 2005 at a cost of approximately $39 million. This equipment is stored outside of Venezuela. The equipment is regularly inspected and maintained while in storage. All of the equipment worldwide is insured under a marine insurance policy.

Financing Activities

In 2009, there was a net outflow of cash of $3.8 million from financing activities which occurred in the fourth quarter of 2009. The Company placed $4.7 million of the proceeds received from the sale of equipment into escrow. These funds were set aside and restricted to pay the January 15, 2010 semi-annual interest on the notes payable. The Company received a $0.9 million advance payment relating to generic equipment which was sold in late March 2010.

In 2008, the Company completed a public offering of 32.89 million units at Cdn$2.10 per unit for gross proceeds of Cdn$69.1 million including 4.29 million units issuable upon the exercise of the over-allotment option by the syndicate of underwriters. The net proceeds after issuance costs were $64.3 million.

Liquidity and Capital Resources

On December 31, 2009, the Company had cash and cash equivalents of $6.9 million.

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at planned full capacity of 20,000 tonnes per day.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

If and when the Company is in a position to commence development activities at Las Cristinas, it will determine its overall funding requirements to cover the period through to commercial production at Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company’s general and administrative expenses, debt service and financing fees. The Company will consider various financing alternatives, including project finance debt and other capital and equity markets opportunities. There can be no assurances that such financing will be available, or if available, on acceptable terms.

The Company continues with cost cutting measures instituted since December 2007; however it is still faced with significant legal and advisory costs relating to the Noteholders’ actions, the proposed class action lawsuit in the United States and preparations for international arbitration, if deemed necessary. Although expenditures in Venezuela have been reduced, the Company continues to remain in compliance with the MOC in order to preserve all of its options including international arbitration.

Management estimates that available funds will be sufficient to meet the Company's obligations and budgeted expenditures through the second quarter of 2010. The Company believes it has a number of financing options available to generate sufficient cash to fund ongoing operations and service its debt requirements as they come due including, but not limited to, the following:

(a)	introduction of joint venture partners;
(b)	sale of equity securities;
(c)	further expenditure reductions;
(d)	additional sales of mining equipment held in storage; and
(e)	negotiating a settlement with its Noteholders to reduce, eliminate or otherwise decrease its obligations, particularly interest costs.

There is, however, no assurance that these sources of funding or any other initiatives will be available to the Company, or that they will be available on terms which are acceptable to the Company.

Contractual Obligations and Commitments

The Company’s significant contractual obligations and commitments, as at December 31, 2009, are tabled below:

	Less than	1 - 3	4 - 5	More Than
Millions	One Year	Years	Years	5 Years	Total
Notes payable	$-	$100.0	$-	$-	$100.0
Interest on notes payable	9.4	13.5	-	-	22.9
Asset retirement obligations at El Callao		2.9	-	-	2.9

Total contractual obligations	$9.4	$116.4	$-	$-	$125.8

Under the terms of the MOC, the Company has undertaken to make all investments necessary to develop and exploit the deposits at Las Cristinas. Based on a revised estimate from a 43-101 Technical Report, completed in November 2007, a further $300 million (exclusive of VAT) would have to be spent on Las Cristinas to meet this obligation after the receipt of the Permit. As some equipment has since been sold, the 2007 estimate will need to be revised to include new equipment purchases and to account for general inflation. These projected cost estimates will be updated if and when the Company receives the Permit to commence development of the project.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with special purpose entities.

Related Party and Other Transactions

During the year ended December 31, 2009, the Company paid head office rent of $0.1 million (2008 - $0.01 million) to a subsidiary of a company that retains the Chairman of the Company as a director. In addition, in August 2009, another subsidiary of this company entered into an agreement with the Company to provide advisory services until December 31, 2009 with a renewable clause for an extension of three months. The advisory fee includes a work fee to a maximum of $0.1 million, and a success fee which is only payable upon the fulfillment of certain conditions. For the year ended December 31, 2009, the Company paid advisory work fees of $0.08 million under the terms of this advisory agreement.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

Fourth Quarter Results

The Company reported net loss from continuing operations in the fourth quarter of 2009 of $281.3 million which is principally attributable to the non-cash write down of the Company’s carrying value of its interest in Las Cristinas of $297.1 million, the aggregate of corporate general and administrative costs and interest expense, offset by a future income tax recovery of $17.5 million and foreign exchange gains.

Administrative expenses were stable at $2.0 million in the fourth quarter of 2009 compared to $1.6 million in the third quarter of 2009. Interest expense was $3.3 million in both the third and fourth quarters of 2009 which reflect interest of 9.375% on the Notes, amortization of deferred financing fee and accretion of interest on the debt component of the Notes.

Foreign currency exchange gain was $ 1.3 million in the fourth quarter of 2009 compared to a loss of $4.1 million in the third quarter of 2009. These results include an unrealized foreign currency exchange gain on translation of future income tax liability of $1.7 million in the fourth quarter of 2009 and an unrealized loss of $3.3 million in the third quarter of 2009 due to the weakening of the BsF/USD at the end of the fourth quarter relative to the third quarter.

The gain on equipment held for sale of $1,968 recorded in the fourth quarter was due to adjusting to higher realized values on settlement of sales held in the fourth quarter and at the auction which was held in March 2010.

Cash used in operating activities was $1.6 million for the fourth quarter of 2009 compared to a use of $6.2 million for the third quarter of 2009. This fourth quarter reduction is due mainly to interest of $4.7 million on notes payable which was paid in the third quarter of 2009.

There was a net inflow of cash of $8.1 million from investing activities in the fourth quarter of 2009 consisting of $4.0 million spent on Las Cristinas and proceeds of $12.1 million received from the sale of equipment. Expenditures at Las Cristinas amounted to $4.0 million in the fourth quarter of 2009 compared to $2.3 million in the third quarter of 2009. These expenditures were principally related to the continued operation of the Las Cristinas camp, storage costs for long lead time equipment stored mainly in the United States and various other countries. The increased expenditure in the fourth quarter relates primarily to accruals for severance costs and infrastructure maintenance at Las Cristinas.

There was a net outflow of cash of $3.8 million from financing activities in the fourth quarter of 2009. The Company paid $4.7 million cash into escrow which was restricted to pay the January 15, 2010 semi-annual interest on the Notes. This was offset by the receipt of a $0.9 million cash advance for equipment to be auctioned in March 2010.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Critical Accounting Estimates and Uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. While management believes these estimates and assumptions are reasonable, actual results could vary significantly.

The critical accounting estimates and uncertainties are as follows.

Going concern

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the going concern basis of accounting which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management has considered all available information in assessing the Company’s ability to continue as a going concern, which is at least, but is not limited to, twelve months from the balance sheet date.

As at December 31, 2009, the Company had positive working capital of $7.2 million, including cash and cash equivalents of $6.9 million. Management estimates that these funds, in addition to the proceeds from the equipment held for sale, will be sufficient to meet the Company’s obligations and budgeted expenditures through the second quarter of 2010, but will not be sufficient to cover the Company’s obligations over the next twelve months. This uncertainty raises substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, as to the appropriateness of the use of accounting principles applicable to a going concern.

The Company believes it has a number of financing options available to generate sufficient cash to fund ongoing operations and service its debt requirements as they come due including, but not limited to, the following:

(a)	introduction of joint venture partners;
(b)	sale of equity securities;
(c)	further expenditure reductions;
(d)	additional sales of mining equipment held in storage; and
(e)	negotiating a settlement with its Noteholders to reduce, eliminate or otherwise decrease its obligations, particularly interest costs.

There is, however, no assurance that these sources of funding or any other initiatives will be available to the Company, or that they will be available on terms that are acceptable to the Company. Accordingly, these consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern in the normal course of operations. These adjustments could be material.

Assessment of impairment of Las Cristinas mineral property

The Company periodically evaluates the recoverability of the net carrying value of its long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable. This evaluation requires the comparison of the undiscounted future net cash flows derived from these assets with the carrying value of the assets. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and the value beyond proven and probable which includes those mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs and reclamation costs. When the carrying value of an asset exceeds its undiscounted cash flows, the asset is written down to its fair value, which is measured using its discounted future cash flows.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

In addition to reserves and factors that influence reserves (including gold price, operating costs, recovery rates) management reviews other aspects of the Las Cristinas project for indicators of impairment when preparing financial statements. The Company considered the circumstances of the denial of the Permit by the Director General of the Administrative Office of Permits of MinAmb and has appealed (the “Appeal”) the denial to the Minister of MinAmb. No decision has been made yet to deny the Company’s Appeal. Furthermore, despite media reports of possible nationalization of mining assets, the Company has not received any official notification from any government entity concerning changes to the control of Las Cristinas or to the MOC. The Company has received confirmation from the CVG in March 2009 that the MOC is in full force and effect and the Company has been advised that its legal rights under the MOC to develop Las Cristinas are still intact.

Although the Company believes that based on its current initiatives it will be able to proceed with the Las Cristinas project, the Company has recorded a write down as required by Canadian GAAP, will avail itself of the permitted ability under IFRS to reverse such an impairment charge, if circumstances such Permit receipt, warrant in the future.

Asset retirement obligations

Mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company has recorded asset retirement obligations related to its discontinued El Callao operations.

Significant judgments and estimates have been made in determining the nature and costs associated with these obligations. Changes in the underlying assumptions used to estimate these obligations as well as changes to environmental laws and regulations could cause material changes in the expected cost and the fair value of these obligations.

Income taxes

In determining both the current and future components of income taxes, the Company interprets tax legislation in a variety of jurisdictions as well as makes assumptions as to the expected time of the reversal of future tax assets and liabilities. If the interpretations or assumptions differ from the tax authorities, or if the timing of the reversal is not properly anticipated, the provision for or relief of taxes could increase or decrease in future periods.

Financial instruments and fair values

At December 31, 2009 and 2008, the Company’s financial instruments consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, promissory note payable and long term notes payable. The financial instruments that are measured at fair value and classified as Level 2 are cash and cash equivalents, and restricted cash; the fair values of these instruments approximate their carrying values. Accounts receivable, accounts payable and accrued liabilities, and promissory note payable are measured at amortized cost and their fair values approximate carrying values due to their short-term nature. The long term notes are classified as “held-to-maturity” and are measured at amortized cost with the fair value of $25,000 (2008: $30,000).

Litigation

The Company is defending against several legal actions brought against the Company. The Company believes that these actions are without merit and intends to defend vigorously against these actions. The Company cannot provide assurances as to the outcome of the actions, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued. A negative outcome from any of these actions could result in a material loss to the Company.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants (“CICA”) has issued new accounting standards, which are effective for the Company’s 2009 interim and annual consolidated financial statements.

In February 2008, the CICA issued new Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard had no impact on the Company’s consolidated financial statements.

In January 2009 the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This standard provides guidance on how to account for credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard had no impact on the Company’s consolidated financial statements.

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance for mining exploration enterprises on the accounting and impairment review of exploration costs. The adoption of this standard had no impact on the Company’s consolidated financial statements.

In June 2009, CICA Handbook Section 3862, “Financial Instruments – Disclosures”, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

The Company adopted this amended standard in 2009 and the required disclosures are included in the notes to the consolidated financial statements for the year ended December 31, 2009.

Future Accounting Pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces the former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

International financial reporting standards

In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace current Canadian GAAP for publicly accountable companies. The official change over date is for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. IFRS will be required for the Company’s interim and annual consolidated financial statements for the fiscal year beginning on January 1, 2011.

The Company has implemented a plan to comply with the new standards and its future reporting requirements based on its current operations. The conversion plan is comprised of three phases: diagnostic assessment phase; analysis, quantification and evaluation phase; and implementation and review phase.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

• Diagnostic assessment phase – A preliminary diagnostic review was completed internally which included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted.

The areas with the highest potential impact were identified to include: the basis of consolidation, related party transactions, impairment of assets, share-based payments, exploration and evaluation of mineral properties, property, plant and equipment, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.

• Analysis, quantification and evaluation phase – In this phase, each area identified from the diagnostic assessment phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The full impact on future financial reporting is not reasonably determinable or estimable at this time. The Company plans to present accounting policy options together with the financial statement impact to the Audit Committee and Board of Directors during Q3 of the current fiscal year.

• Implementation and review phase – This phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS compliant financial statements and audit committee approval of IFRS financial statements.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The various accounting policy choices available are being assessed and those determined to be most appropriate in our circumstances will be implemented.

The International Accounting Standard Board currently has projects underway that are expected to result in new pronouncements and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the financial statements will only be determined once all applicable standards at the conversion date are known.

While we have identified those areas that may have an impact on our financial statements on transition to IFRS and in future periods, we have not as yet determined the full impact of the transition as adjustments required are dependent on accounting policy options approved by the Audit Committee of the Board of Directors. We plan to disclose our policy choices and IFRS 1 policy exemptions once they have been approved.

Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at March 31 2010 are tabled below:

Common Shares Issued	294,817,719
Common Share Options	15,121,268
Warrants	31,695,000
Fully Diluted Common Shares	341,633,987

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Disclosure Controls and Internal Control over Financial Reporting

Disclosure controls

The Company performed an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission (the “SEC”). Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as at December 31, 2009.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in the rules of the CSA and the SEC and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to United States generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Company performed an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009. Based on this evaluation, management has concluded that such internal control over financial reporting was effective as at December 31, 2009. This evaluation was based on the criteria set forth in “Internal Control–Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The effectiveness of internal control over financial reporting as at December 31, 2009 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report that accompanies the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2009.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Changes in Internal Control

There has been no change to the Company’s system of internal controls during 2009 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

U.S. GAAP Results Pertaining to Las Cristinas

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined an impairment in value.

Under U.S. GAAP and practices established by the United States Securities and Exchange Commission (“SEC”) all mine project related costs incurred before a commercially mineable deposit is established are expensed as incurred. A commercially mineable deposit is defined as one with proven and probable reserves which can be economically and legally extracted or produced based on a bankable feasibility study. Once a commercially mineable deposit is established all additional costs incurred to bring the mine into production are capitalized as development costs.

As at December 31, 2008 the Company reviewed its policy of continued capitalization of mineral property expenditures as a result of the protracted delay in the receipt of the Permit to develop Las Cristinas. In fiscal 2004 the Company commenced the capitalization of mineral property costs upon the completion of a positive feasibility study in May 2004. At that time the Company felt that the receipt of the Permit to legally commence development of the mine was perfunctory. At December 31, 2008, the Company concluded that given the protracted delay in the receipt of the Permit to develop Las Cristinas, the strict legal criterion of having necessary permits to exploit the reserves under SEC Industry Guide 7 would not be met. Accordingly in 2008, under U.S. GAAP, the Company wrote down the Las Cristinas mineral property costs by $198,412 to the carrying value of its acquisition costs and cost of equipment. In 2009, for U.S. GAAP purposes, the Company’s policy is to expense all mineral property costs and accordingly, $16,456 which were capitalized for Canadian GAAP during the year have been expensed for U.S. GAAP. In 2009, the Company recorded, under Canadian GAAP, a write down of $297,069 of the Las Cristinas mineral property costs to the carrying value of the remaining mining equipment, whereas for U.S GAAP purposes the required write down was $36,170 relating to acquisition costs. As at December 31, 2009, the Canadian GAAP and U.S. GAAP carrying values for property, plant and equipment are identical.

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2009 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Company’s mineral exploration and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other nongovernmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Risks Specific to Operations in Venezuela

Political and economic instability

The Company’s mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas, as well as the economic instability and confusion emanating from a dual exchange rate, and third or market rate, known as the parallel rate, all of which are materially different. In addition, changes or uncertainty in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental permit still required

Development of Las Cristinas and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which, if issued, will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas project is the Company’s only project, the continued delay in receipt of the Permit would have a material adverse effect on the future of the Company’s business, and may result in the need for additional financing. Neither the outcome of Crystallex’s appeal to the Minister of MinAmb nor when, or if, the Permit will be granted can be ascertained with any certainty.

Exchange controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The two official exchange rates, originally fixed at approximately 1.6 BsF/USD, has since been adjusted twice upwards and presently stands fixed at 4.3 BsF/USD or 2.6BsF/USD for essential goods (including certain foods and medicines). It is likely that exchange controls will continue and, if they do, they will adversely affect the Company’s operations, including its ability to satisfy its foreign currency obligations or to receive fair value in U.S. dollars.

Lack of ownership rights

Under the Venezuelan Mining Law of 1999 (“VML”), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG. See “Las Cristinas Project – Mine Operating Contract” in the AIF. The MOC is an operating agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company. Rather, the Company has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the MOC.

The interests of the Company in the Las Cristinas deposits are contingent upon the Company continuing to satisfy its obligations under the MOC. In addition, the CVG is party to an agreement dated May 16, 2002 with the Ministry of Energy and Mines (“MIBAM”). As the CVG’s rights thereunder are contingent upon the CVG continuing to satisfy its obligations, while the Company has no reason to believe the CVG is not performing its obligations thereunder, any failure to do so could result in MIBAM having the right to terminate such agreement, thereby effectively terminating the MOC. Furthermore, any failure by the CVG to assert its rights under its agreement with MIBAM could have a material adverse effect on the Company’s rights under the MOC. To date, no assertions of contractual breaches by the Company have been received.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Lack of copper rights

In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average. Under the MOC, the Company is only entitled to exploit the gold contained in the Las Cristinas deposits. Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas project. Furthermore, it may not be technically viable to produce a marketable copper concentrate from the main Las Cristinas deposit as the copper is too low grade. The Company does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party. The Company has been advised by its Venezuelan counsel that:

(a)

if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the MOC to negotiate the exploitation of the copper with the Company; and

(b)

if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Company’s right under the MOC to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there is a risk as to whether the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or whether the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party’s right to exploit the copper.

Amendments to mining laws

The Company’s business may be affected by amendments or changes to mining laws, regulations and requirements in Venezuela, or public announcements of possible changes. At any time, a number of draft mining laws may be proposed. It is not possible to predict when or if a draft mining bill or any specific announcement will be enacted into law or what the final provisions of such law will be, if enacted. It is possible that the Government of Venezuela will issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Company, its Venezuelan properties and its ability to operate in Venezuela. Any changes to or announcement of changes to current Venezuelan mining law may adversely affect the Company’s ability to develop and operate the Company’s Venezuelan properties.

Arbitration proceedings

The Company is a party that is interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings — Withdrawal of MINCA Litigation — Vanessa Arbitration” in the 2008 AIF, available electronically at www.sedar.com and www.sec.gov.

On November 28, 2008, the Company delivered a letter to the Government of Venezuela notifying it of the existence of a dispute between the Company and the Bolivarian Republic of Venezuela under the Treaty. It is the Company’s desire to settle the dispute amicably, however, with the expiration of the six month amicable period, which commenced with the delivery of the notification letter on November 28, 2008, the Company now has the option of submitting the dispute to international arbitration. The dispute has Venezuela including, but not limited to, MinAmb's decision dated April 14, 2008 to deny the Permit and Venezuela's subsequent media statements attributed to the Minister of MIBAM on November 5, 2008 regarding the status of the Project and the MOC. arisen out of various measures of

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Unauthorized miners

The Company’s operations may also be affected by the presence of unauthorized miners which are not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive to authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, the success of these strategies is not assured, and there is a risk that the Company’s operations may be adversely affected by the presence of unauthorized miners.

Imataca forest reserve

In addition to the general risks associated with environmental regulation and liability, the Las Cristinas deposits are located within the Imataca Forest Reserve (the “Forest Reserve”). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree1850 which was issued in May 1997.

Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Current global financial condition

Current financial conditions globally have been subject to increased volatility and numerous financial institutions have either filed for bankruptcy or insolvency protection or have been rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain loans, financing and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations, financial conditions, results of operations and share price could be adversely impacted.

Mineral properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, the MOC does not transfer any property ownership rights to the Company.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. Management understands that this review was completed by the end of 2005; however, management is not aware of any further steps undertaken to change the mining title regime as described above. Any such changes could, if enacted, affect the Company’s interest in Las Cristinas. It is also possible that the Government could issue further decrees or otherwise attempt to modify existing mining rights.

Environmental regulation and liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations.

In addition, certain types of operations require the submission of environmental impact statements and approval by government authorities. Environmental legislation is evolving towards stricter standards, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity and how stringently the regulations are implemented by the permitting authority.

In accordance with applicable laws, the Company has provided financial assurances by posting a Compliance Guarantee Bond for Las Cristinas to cover the cost of reclamation activities. However, it is possible that the Company may incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.

Additional funding requirements

Under the terms of the MOC, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operating Contract. In order to carry out the Las Cristinas project and its other mining projects, the Company will need to raise substantial additional financing.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

The Company may decide to meet its additional funding requirements through one or more of non-recourse project debt and other forms of public markets debt and equity. If the Company elects to raise commercial bank limited recourse project debt, the Company will need to demonstrate to potential lenders the ability to meet several usual project finance requirements as well as compliance with the Equator Principles, which are a set of guidelines adopted by a number of international financing institutions to address the environmental and social issues associated with project financing transactions. The Equator Principles are largely based on policies and guidelines established by the International Finance Company. In this context the Company notes that it has completed an Environmental Impact Study to international standards, which was approved by the Venezuelan Ministry of the Environment and includes plans to comply with the Equator Principles.

The fundamentals for gold are expected to remain positive in the current year and despite the financial market turmoil and volatility, equity issues of gold companies have been favourable under the right conditions. However, some producers have met resistance in the financing markets as credit is more restrictive and expensive and some equity financings were completed at levels which have resulted in significant dilution, and the market for project financing has become more challenging due to the credit crisis.

Despite the financings that have been completed by the Company, the Company has limited access to financial resources as a direct result of the current Permit denial and there is a risk that sufficient additional financing may not be available to the Company on acceptable terms or at all as a consequence of the Government’s conduct. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and could also result in the Company defaulting in the performance of its obligations under the Mine Operating Contract.

Reserve and resource estimates

The Company’s reported mineral reserves and resources are estimates only. Notwithstanding the rigor with which such estimates have been prepared, there can be no assurance that they will be recovered at the rates estimated. There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.

Mineral exploration and exploitation

Mineral exploration and exploitation involves a high degree of risk. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of mining and processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to foreign exchange, royalties, allowable production, tax deductibility of expenditures, importing and exporting of minerals and environmental protection.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Uninsurable risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of the common shares of the Company. The Company does not maintain insurance against environmental risks.

Dependence on one mining property

Future results for the Company depend largely on the Las Cristinas project, which if the Permit is not granted may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Company’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company’s future performance.

Production risks

The Company prepares estimates of future production for Las Cristinas. Once Las Cristinas is in production, failure to meet these estimates could adversely affect the Company’s future profitability, cash flows and financial position.

The Company’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company’s future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

Regulations and permits

The Company’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There is a risk that the Company will be not able to obtain the necessary permits including any renewals thereof on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Gold price volatility

Although the Company expects that the market for gold will remain positive over the next year, the gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1999 to 2009, the gold price fluctuated between an annual average low of $279 per ounce and an annual average high of $972 per ounce. In 2009, the price of gold ranged from $ 810 per ounce to $1,209 per ounce and averaged $972 per ounce for the year.

The market price of the common shares of the Company can be significantly affected by changes in the gold price. In addition, in the event of a significant fall in the gold price, the Company may be required to restate its mineral reserves and resources and write down its investment in Las Cristinas. Any of these developments could negatively affect the Company’s financial position. Accordingly, even if the Company produces gold at Las Cristinas, there is a risk that the gold price will not be high enough to enable the Company to finance the project effectively or to sell the gold produced by it profitably.

Currency fluctuations

The Company’s functional and reporting currency is the U.S. dollar. A significant portion of the Company’s operating and capital expenditures are in Venezuelan BsF and Canadian dollar. Fluctuations in exchange rate between the U.S. dollar and both the BsF and Canadian dollar, either favourable or unfavourable, could have a material impact on the results of operations and financial position.

Credit and market risks

The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents consist of Government of Canada Treasury Bills, denominated in U.S. dollars. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the Venezuelan Tax Department.

The Company can be exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Dependence on key employees

The Company’s business is dependent on retaining the services of a small number of key management personnel. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requires companies to, among other things, have management provide a report on the Company’s internal controls with respect to financial reporting. The Company has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2009. Management’s evaluation of, and report on, the Company’s internal control over financial reporting is detailed under the section entitled Disclosure Controls and Internal Control over Financial Reporting. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting were effective as at December 31, 2009.

There can be no assurance that the Company’s internal control over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Company’s common shares to decline and could lead to shareholder litigation. In addition, the discovery of material weaknesses will likely result in the Company having to incur costs to fix the internal controls for financial reporting as well as costs to remediate any financial inaccuracies.

Common share price volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

  the Company’s operating performance and the performance of competitors and other similar companies;
  the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
  changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
  changes in general economic conditions;
  the arrival or departure of key personnel;
  the current global economic crisis;
  acquisitions, strategic alliances or joint ventures involving the Company or its competitors;
  gold price volatility; and
  outcomes of litigation.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Potential dilution

As at March 31, 2010, the Company had outstanding options to purchase 15,121,268 common shares of the Company and warrants to purchase 31,695,000 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional stock options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders would be further diluted.

Crystallex International Corporation
Year Ended December 31, 2009

Management’s Discussion and Analysis

Enforcement by investors of civil liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers named in the 2009 Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors or officers, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes, but this area of the law is not free from doubt and there is a risk that such a judgment will not be enforceable.

Operating losses are expected to continue in the near future

The Company expects that it will continue to incur losses, and possibly incur increased losses, unless and until the Permit is granted and Las Cristinas mine is operating at full capacity. The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study. There can be no assurance that the Company will become profitable in the near future.

Future hedging activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

No payment of cash dividends in the near future

Given that the Company is currently in the pre-development stage for its principal property, the Las Cristinas project, the Company intends to retain its earnings to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares and the underlying commodities markets.

Litigation

The Company is defending against several legal actions brought against the Company. The Company believes that these actions are without merit and intends to defend vigorously against these actions. The Company cannot provide assurances as to the outcome of the actions, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued. A negative outcome from any of these actions could result in a material loss to the Company.

Crystallex International Corporation
Year Ended December 31, 2009